SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13G
(Rule 13d-102)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2
(Amendment No. 2)
Transdel Pharmaceuticals, Inc.

(Name of Issuer)
Common Stock, par value $0.001 per share

(Title of Class of Securities)
89363T 100

(CUSIP Number)
December 31, 2009

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☑	Rule 13d-1(d)
*   The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
     The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	89363T 100	13G	Page	2	of	9 Pages

1	NAMES OF REPORTING PERSONS The Abrams Family Trust

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OR ORGANIZATION

United States

	5	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,562,500

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH	8	SHARED DISPOSITIVE POWER

1,562,500

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,562,500

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

10.0%

12	TYPE OF REPORTING PERSON

00

CUSIP No.	89363T 100	13G	Page	3	of	9 Pages

1	NAMES OF REPORTING PERSONS Jeffrey J. Abrams

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OR ORGANIZATION

United States

	5	SOLE VOTING POWER

NUMBER OF		1,588,500 (1)

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		-0-

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,588,500 (1)

WITH	8	SHARED DISPOSITIVE POWER

-0-

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,588,500 (1)

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

10.1%

12	TYPE OF REPORTING PERSON

IN
(1)    - Includes 1,562,500 shares held by The Abrams Family Trust (the “Abrams Trust”) and 26,000 option shares that are exercisable as of December 31, 2009.

CUSIP No.	89363T 100	13G	Page	4	of	9 Pages
Item 1.
(a)	Name of Issuer:

Transdel Pharmaceuticals, Inc.

(b)	Address of Issuer’s Principal Executive Offices:

4225 Executive Square, Suite 485 La Jolla, California 92037
Item 2.
(a)	Name of Person Filing:
                    This Schedule 13G is filed on behalf of The Abrams Family Trust (the “Abrams Trust”) and Jeffrey J. Abrams (collectively, the “Reporting Persons”). Jeffrey J. Abrams is a trustee of the Abrams Trust. The filing of the Schedule 13G shall not be construed as an admission that Mr. Abrams is the beneficial owner of any of the securities covered herein.
(b)	Address of Principal Business Office, or if none, Residence:

3395 Willard Street San Diego, California 92122

(c)	Citizenship:

Abrams Trust — United States Jeffrey J. Abrams — United States

(d)	Title of Class of Securities:

Common Stock, par value $0.001 per share

(e)	CUSIP Number:

89363T 100

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:
(a)	☐	Broker or dealer registered under Section 15 of the Act.

(b)	☐	Bank as defined in section 3(a)(6) of the Act.

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act.

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940.

(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).

CUSIP No.	89363T 100	13G	Page	5	of	9 Pages
(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act.

(j)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4.	Ownership
(a)	Amount beneficially owned:

1,588,500, which includes 1,562,500 shares held by the Abrams Trust and 26,000 option shares that are exercisable as of December 31, 2009 by Mr. Abrams.

(b)	Percent of Class:

Based on the number of shares outstanding as of December 31, 2009,

Abrams Trust: 10.0%

Jeffrey J. Abrams: 10.1%

(c)	Number of Shares as to which the Reporting Person has:

Abrams Trust:
(i)	Sole power to vote or to direct to vote: -0-

(ii)	Shared power to vote or to direct to vote: 1,562,500

(iii)	Sole power to dispose or to direct the disposition of: -0-

(iv)	Shared power to dispose or to direct the disposition of: 1,562,500
Jeffrey J. Abrams:
(v)	Sole power to vote or to direct to vote: 1,588,500

(vi)	Shared power to vote or to direct to vote: -0-

(vii)	Sole power to dispose or to direct the disposition of: 1,588,500

(viii)	Shared power to dispose or to direct the disposition of: -0-

Item 5.	Ownership of Five Percent or Less of a Class.

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

CUSIP No.	89363T 100	13G	Page	6	of	9 Pages
Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certification.

Not Applicable.

CUSIP No.	89363T 100	13G	Page	7	of	9 Pages
SIGNATURES
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: February 16, 2010

THE ABRAMS FAMILY TRUST
By:	/s/ Jeffrey J. Abrams
Jeffrey J. Abrams, M.D.
Trustee

/s/ Jeffrey J. Abrams
Jeffrey J. Abrams, M.D.

CUSIP No.	89363T 100	13G	Page	8	of	9 Pages
EXHIBIT INDEX

Exhibit	Description

99.1	Joint Filing Agreement